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                      [HOGE CARTER HOLMES PLLC LETTERHEAD]



                                   May 8, 2000


Ms. Kara A. Sandler
Division of Corporation Finance
United States Securities & Exchange Commission
Washington, D.C.  20549

         Re:      REQUEST FOR WITHDRAWAL
                  TBX Resources, Inc.
                  Form 10-SB File Number 0-29931

Dear Ms. Sandler:

         As we have discussed, this will serve to confirm that TBX Resources, Inc., wants to withdraw its previously filed Form 10-SB, filed under SEC file number 0-29931, The reason for this withdrawal request is because TBX Resources, Inc., needs more time in which to amend the statements made in its originally filed Form 10-SB.

         If you have any questions or need any clarification to the foregoing, please contact me.


                                               Very truly yours,

                                               /s/ Steven B. Holmes

                                               Steven B. Holmes